SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)

EndoChoice Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share	29272U103
(Title of class of securities)	(CUSIP number)

Uri Geiger
U.M. AccelMed, Limited Partnership
6 Hachoshlim St.
Herzelia, Israel
Telephone: 011-972-9-788-3330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): U.M. AccelMed, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): U.M. AccelMed Management (2009) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

Item 1.                 Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of EndoChoice Holdings, Inc., a company organized under the laws of the State of Delaware ("EndoChoice"), and is being filed to amend the Statement on Schedule 13D originally filed on June 15, 2015.  The address of the principal executive office of EndoChoice is 11810 Wills Road, Alpharetta, Georgia 30009.

Item 2.                 Identity and Background.

This Schedule 13D is being filed jointly by U.M. AccelMed, Limited Partnership (the "Limited Partnership"), U.M. AccelMed Management (2009) Ltd. (the "General Partner"), M. Arkin (1999) Ltd.  ("Arkin's Company"), Mr. Moshe Arkin, and Dr. Uri Geiger (collectively, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The General Partner is the general partner of the Limited Partnership.  Voting rights in the General Partner are held 80% by Arkin's Company and 20% by Dr. Uri Geiger.  Moshe Arkin is the controlling shareholder of the General Partner and Uri Geiger is Managing Partner of the General Partner.

The General Partner has two directors, Moshe Arkin and Dr. Uri Geiger, and no officers.  Moshe Arkin is the sole director of Arkin's Company, which has no officers.

Each of the Limited Partnership, the General Partner, and Arkin's Company is organized under the laws of the State of Israel.  The business address of the Limited Partnership, the General Partner, and Arkin's Company is 6 Hachoshlim St., Herzelia, Israel.

The principal business of the Limited Partnership is to invest in medical devices companies, the principal business of the General Partner is to serve as general partner for the Limited Partnership, and the principal business of the Arkin Company is to invest in companies.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings.  The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin, and it is located at 6 Hachoshlim St., Herzelia, Israel (which is also Mr. Moshe Arkin's business address).  Dr. Geiger is a citizen of Israel whose principal business is Managing Partner of the General Partner.  Dr. Geiger's business address is the same as that of the Limited Partnership provided above.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer.

(a)  and (b)

As a result of the acquisition of the Issuer by Boston Scientific Corporation, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares of Common Stock.

The Reporting Persons have acted in concert in connection with the transaction described herein.  Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)

Information with respect to transactions in the Common Stock effected during the past 60 days is as follows:

Entity or person	Date	Shares purchased or (sold)	Price per share (1)
U.M. AccelMed, Limited Partnership (2)	November 22, 2016	(2,284,989)	8.00
U.M. AccelMed, Limited Partnership	November 22, 2016	(17,410)	8.00
Dr. Uri Geiger (3)	November 22, 2016	(5,625)	8.00

(1)	Price excludes commissions.

(2)	Transaction effected on the NYSE by ESOP Management and Trust Services Ltd., which held the shares for the benefit of U.M. AccelMed, Limited Partnership.

(3)
Transaction effected on the NYSE by ESOP Management and Trust Services Ltd., which held restricted stock units for the benefit of Dr. Geiger, with net proceeds of such transaction to be donated to the Friends of Poriya Hospital Association, a non-profit public registered association located in Israel.

Each of the transactions described above was a result of the completion of the acquisition of the Issuer by Boston Scientific Corporation.

Except as set forth above, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d)

Not applicable.

(e)

The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on November 22, 2016.

Item 7.    Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of June 15, 2015, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed June 15, 2015).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2016

U.M. AccelMed, Limited Partnership

By: U.M. AccelMed Management (2009) Ltd.,
General Partner

/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

U.M. AccelMed Management (2009) Ltd.

/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

M. Arkin (1999) Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

Moshe Arkin

/s/ Moshe Arkin

Uri Geiger

/s/ Uri Geiger